CIGNA CORPORATION				EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

Year Ended December 31,	2003	2002	2001	2000	1999

Income (loss) from continuing operations before income taxes (benefits)	$876	$(503)	$1,663	$1,046	$1,161

Adjustments:
Loss (income) from equity investee	4	4	(79)	-	-
Minority Interest	-	-	-	53	31

Income (loss) from continuing operations before income taxes (benefits), as adjusted	$880	$(499)	$1,584	$1,099	$1,192

Fixed charges included in income (loss):

Interest expense	$111	$121	$118	$104	$116
Interest portion of rental expense	54	52	50	43	50

	165	173	168	147	166

Interest credited to contractholders	877	1,036	1,071	1,017	975

	$1,042	$1,209	$1,239	$1,164	$1,141

Income available for fixed charges (including interest
credited to contractholders)	$1,922	$710	$2,823	$2,263	$2,333

Income available for fixed charges (excluding interest
credited to contractholders) (1)	$1,045	$-	$1,752	$1,246	$1,358

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders (1)	1.8	-	2.3	1.9	2.0

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders (1)	6.3	-	10.4	8.5	8.2

(1) Due to the loss in 2002, the ratio coverage was less than 1:1. CIGNA must generate additional earnings of $499 million to achieve a coverage of 1:1.